Exhibit 99.3

# Your **Vote** Counts!

**MANCHESTER UNITED PLC**

2024 Extraordinary General Meeting
Vote by February 04, 2024 11:59 PM ET. For shares held in a Plan, vote by January 31, 2024 11:59 PM ET.



MANCHESTER UNITED PLC
SIR MATT BUSBY WAY, OLD TRAFFORD
MANCHESTER M16 0RA
UNITED KINGDOM

V28450-Z86793

## Notice of Meeting

### You invested in MANCHESTER UNITED PLC and it's time to vote!

You have the right to vote on proposals being presented at the Extraordinary General Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on February 5, 2024.**

### Get informed before you vote

View the Notice and Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to January 22, 2024. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

**Smartphone users**

Point your camera here and vote without entering a control number

**Vote in Person at the Meeting***

February 5, 2024
3:30 PM EST

Offices of Woods Oviatt Gilman LLP
1900 Bausch and Lomb Place
Legacy Tower
Rochester, NY 14604

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

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